FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press release dated March 29, 2007, entitled "CN expects Q1-2007 diluted EPS to decline five to 10 per cent from year-earlier EPS as a result of severe weather, strike impact and operational disruptions during first-quarter 2007".

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN expects Q1-2007 diluted EPS to decline five to 10 per cent from year-earlier EPS as a result of severe weather, strike impact and operational disruptions during first-quarter 2007

MONTREAL, March 29, 2007 — CN announced today it expects first-quarter 2007 diluted earnings per share (EPS) to fall five to 10 per cent below year-earlier diluted EPS of C$0.66 because of severe weather conditions experienced in western Canada throughout the first quarter, a strike in February, and recent landslides in the West that have hampered recovery operations.

E. Hunter Harrison, president and chief executive officer, said: “The first quarter of 2007 has been an extremely challenging one for CN. Severe weather conditions in western Canada in January and February disrupted operations of CN and many of its customers. We then had a 15-day strike by 2,800 members of the United Transportation Union in Canada, followed by another bout of harsh weather, which caused landslides that have interrupted operations of both major railways in British Columbia.

“CN has an exceptional team of railroaders dedicated to recovering delayed traffic on its network. We expect a tough first quarter, but our recovery program is ongoing and we will continue to make every effort to deliver diluted earnings per share growth of 10 per cent-plus for the full-year 2007.”

CN will issue its first-quarter 2007 financial and operating results on April 23, 2007, shortly after 4 p.m. Eastern time (ET). CN’s senior officers will review the results and the railway’s earnings outlook later that afternoon in a conference call/webcast starting at 4.30 p.m. ET.

Parties interested in participating in, or listening to, the presentation and following question-and-answer period by telephone should dial 1-866-542-4239 or 416-641-6114 by 4.20 p.m. ET April 23.

CN will webcast the presentation live and furnish slides supporting the officers’ remarks via the Investors section of its website, www.cn.ca/investors. The slides will be posted shortly after 4 p.m. ET April 23 under Analyst Presentations. CN will archive the webcast and slides on its website until May 14, 2007.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that, while CN expects a moderate slowdown in the North American economy in the near term, its business prospects assume positive economic conditions in North America and globally, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labour disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), for a summary of major risks.

CN – Canadian National Railway Company – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Media	Investment Community
Mark Hallman	Robert Noorigian
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 29, 2007	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel